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                          May 5, 2020

       Denis Corin
       Chief Executive Officer
       Q BioMed Inc.
       c/o Ortoli Rosenstadt LLP
       366 Madison Avenue, 3rd Floor
       New York, New York 10017

                                                        Re: Q BioMed Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 28,
2020
                                                            File No. 333-237872

       Dear Mr. Corin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William Rosenstadt